Exhibit 99.1

BSE Limited	Listing Compliance Department
First Floor, New Trading Ring	National Stock Exchange of India Ltd.
Rotunda Building, P J Towers,	Exchange Plaza, Bandra Kurla Complex,
Dalal Street, Fort, Mumbai 400 001	Bandra (E), Mumbai 400 051
Kind Attn: Mr Khushro A. Bulsara	Kind Attn: Mr Lokesh Bhandari
General Manager & Head	Senior Manager
Listing Compliance & Legal Regulatory	Listing & Compliance

August 3, 2020

Sc no – 16072

Dear Sirs,

Re:	Annual Report (Integrated) for the Financial Year 2019-20 and Notice convening the 75th Annual General Meeting

This is with further reference to our letters dated June 30, 2020 sc no. 16040 and July 22, 2020 sc no. 16059 and pursuant to Regulation 30 and Regulation 34 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we submit herewith the Annual Report (Integrated) of the Company for the Financial Year 2019-20 alongwith Notice convening the 75th Annual General Meeting of the Company scheduled to be held on August 25, 2020 at 2.00 p.m. (IST) via two way video conferring/ other audio visual means. The Annual Report (Integrated) for the FY19-20 is also available on the Company’s website at www.tatamotors.com.

This is for the information of the exchange and the members.

Yours faithfully,

Tata Motors Limited

Hoshang K Sethna

Company Secretary

366	75th Integrated Annual Report 2019-20

Notice

(PURSUANT TO SECTION 101 OF THE COMPANIES ACT, 2013)

Dear Member,

NOTICE IS HEREBY GIVEN THAT THE SEVENTY FIFTH ANNUAL GENERAL MEETING OF TATA MOTORS LIMITED will be held on Tuesday, August 25, 2020 at 2:00 p.m. IST through video conferencing (‘VC’) / other audio visual means (‘OAVM’) to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the Audited Financial Statements of the Company for the financial year ended March 31, 2020 together with the Reports of the Board of Directors and the Auditors thereon.

2.	To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2020 together with the Report of the Auditors thereon.

3.	To appoint a Director in place of Dr Ralf Speth (DIN: 03318908) who, retires by rotation and being eligible, offers himself for re-appointment.

SPECIAL BUSINESS

4.	Approval and ratification for payment of Minimum Remuneration to Mr Guenter Butschek (DIN: 07427375), Chief Executive Officer and Managing Director for FY 2019-20.

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED that pursuant to the provisions of Section 197, Schedule V and other applicable provisions of the Companies Act, 2013 (‘the Act’) [including any statutory modification(s) or re-enactment(s) thereof for the time being in force] and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, as amended from time to time and the Special Resolution passed by the members at the Annual General Meeting of the Company held on August 9, 2016, the members do hereby ratify and confirm the remuneration of ₹19,27,58,245/- paid/payable to Mr Guenter Butschek (DIN: 07427375), Chief Executive Officer and Managing Director for FY 2019-20 as Minimum Remuneration as per the terms of his appointment, including in particular an amount of ₹11,82,38,352/- paid to him during FY 2019-20 being the amount in excess of the limits prescribed under the provisions of Section 197 read with Schedule V of the Act in view of no profits for FY 2019-20 and to waive recovery of the above mentioned sum from him, to the extent it exceeds the statutory limit laid down under the Act and also approve the consequential retention thereof by him.

RESOLVED FURTHER that the Board of Directors or a Committee thereof, be and is hereby, authorized to take such steps as may be necessary - statutory, contractual or otherwise, in relation to the above, to settle all matters arising out of and incidental thereto, to sign and execute deeds, applications, documents and writings that may be required, on behalf of the Company and generally to do all such other acts, deeds, matters and things as may be necessary, proper, expedient or incidental for giving effect to this Resolution.”

5.	Approval for payment of Minimum Remuneration to Mr Guenter Butschek (DIN: 07427375), Chief Executive Officer and Managing Director in case of no/inadequacy of profits during FY 2020-21.

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED that pursuant to the provisions of Section 197, Schedule V and other applicable provisions of the Companies Act, 2013 (‘the Act’) [including any statutory modification(s) or re-enactment(s) thereof for the time being in force] and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, as amended from time to time and the Special Resolution passed by the members at the Annual General Meeting of the Company held on August 9, 2016 (‘the said Resolution of 2016’), the members do hereby accord their approval to pay remuneration to Mr Guenter Butschek (DIN: 07427375), Chief Executive Officer and Managing Director as approved by the members in the said Resolution of 2016 (referred in the annexed Explanatory Statement) as ‘Minimum Remuneration’ in case of no/inadequacy of profits for FY 2020-21 .

RESOLVED FURTHER that the Board of Directors or a Committee thereof, be and is hereby, authorized to take such steps as may be necessary - statutory, contractual or otherwise, in relation to the above, to settle all matters arising out of and incidental thereto, to sign and execute deeds, applications, documents and writings that may be required, on behalf of the Company and generally to do all such other acts, deeds, matters and things as may be necessary, proper, expedient or incidental for giving effect to this Resolution.”

6.	Appointment of Branch Auditors

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED that pursuant to the provisions of Section 143(8) and other applicable provisions, if any, of the Companies Act, 2013 (‘the Act’) [including any statutory modification(s) or re-enactment(s) thereof for the time being in force] and the Companies (Audit and Auditors) Rules, 2014, as amended from time to time, the Board of Directors (which term shall be deemed to include any Committee of the Board constituted to exercise its powers, including the powers conferred by this Resolution) be and is hereby authorised to appoint Branch Auditor(s) of any Branch Office of the Company, whether existing or which may be opened/acquired hereafter, outside India, in consultation with the Company’s Auditors, any persons, qualified to act as Branch Auditors within the provisions of Section 143(8) of the Act and to fix their remuneration.

RESOLVED FURTHER that the Board of Directors of the Company be and is hereby authorised to do all acts, matters, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this Resolution.”

Integrated Report | Statutory Reports > Notice | Financial Statements	367

7.	Ratification of Cost Auditor’s Remuneration

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED that pursuant to the provisions of Section 148(3) and other applicable provisions, if any, of the Companies Act, 2013 [including any statutory modification(s) or re-enactment(s) thereof for the time being in force] and the Companies (Audit and Auditors) Rules, 2014, as amended from time to time, the Company hereby ratifies the remuneration of ₹5,00,000/- (Rupees Five Lakhs Only) plus applicable taxes, travel and out-of-pocket expenses incurred in connection with the audit, as approved by the Board of Directors, payable to M/s Mani & Co., Cost Accountants (Firm Registration No. 000004) who are appointed as Cost Auditors to conduct the audit of the cost records maintained by the Company for the financial year ending March 31, 2021.

RESOLVED FURTHER that the Board of Directors of the Company be and is hereby authorised to do all acts, matters, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this Resolution.”

By Order of the Board of Directors

HOSHANG K SETHNA

Company Secretary

FCS No: 3507

Mumbai, July 31, 2020

Registered Office:

Bombay House, 24, Homi Mody Street, Mumbai 400 001

Tel: +91 22 6665 8282

Email: inv_rel@tatamotors.com; Website: www.tatamotors.com

CIN: L28920MH1945PLC004520

NOTES:

1.

In view of the COVID-19 pandemic, the Ministry of Corporate Affairs (‘MCA’) has vide its General Circular No. 20/2020 dated May 5, 2020 in relation to ‘Clarification on holding of annual general meeting (‘AGM’) through video conferencing (‘VC’) or other audio visual means (‘OAVM’) read with General Circular No. 14/2020 dated April 8, 2020 and General Circular No. 17/2020 dated April 13, 2020 in relation to ‘Clarification on passing of ordinary and special resolutions by companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by Covid-19’ (collectively referred to as ‘MCA Circulars’) and the Securities and Exchange Board of India (‘SEBI’) vide its circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 in relation to ‘Additional relaxation in relation to compliance with certain provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 – Covid-19 pandemic’ (‘SEBI Circular’) permitted the holding of the Annual General Meeting (‘AGM’/‘the Meeting’) through VC/OAVM, without the physical presence of the members at a common venue. In compliance with the provisions of the Companies Act, 2013 (the ‘Act’), the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’) and MCA Circulars, the 75th AGM of the Company is being held through VC/OAVM on Tuesday, August 25, 2020 at 2.00 p.m. (IST). The deemed venue for the AGM will be the place from where the Chairman of the Board conducts the Meeting.

2.

As per the provisions of clause 3.A.II. of the General Circular No. 20/ 2020 dated May 5, 2020, issued by the MCA, the matters of Special Business as appearing at item nos. 4 to 7 of the accompanying Notice, are considered to be unavoidable by the Board and hence, form part of this Notice.

3.

The relative Explanatory Statement pursuant to Section 102 of the Act in respect of the business under item nos. 4 to 7 set out above and the relevant details of the Director seeking reappointment at this AGM in respect of business under item no. 3 as required under Regulations 26(4) and 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings issued by The Institute of Company Secretaries of India (‘Secretarial Standard’) are annexed hereto. Requisite declarations have been received from the Director seeking reappointment. Similar details have been annexed for Mr Guenter Butschek, CEO and Managing Director in respect of business under item nos. 4 and 5, though not mandated under the SEBI Listing Regulations and Secretarial Standard.

4.

PURSUANT TO THE PROVISIONS OF THE ACT, A MEMBER ENTITLED TO ATTEND AND VOTE AT THE AGM IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE ON HIS/HER BEHALF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. SINCE THIS AGM IS BEING HELD PURSUANT TO THE MCA CIRCULARS THROUGH VC/OAVM, THE REQUIREMENT OF PHYSICAL ATTENDANCE OF MEMBERS HAS BEEN DISPENSED WITH. ACCORDINGLY, IN TERMS OF THE MCA CIRCULARS AND THE SEBI CIRCULAR, THE FACILITY FOR APPOINTMENT OF PROXIES BY THE MEMBERS WILL NOT BE AVAILABLE FOR THIS AGM AND HENCE THE PROXY FORM, ATTENDANCE SLIP AND ROUTE MAP OF AGM ARE NOT ANNEXED TO THIS NOTICE.

5.

Institutional Investors, who are members of the Company, are encouraged to attend and vote at the 75th AGM through VC/ OAVM facility. Corporate members intending to appoint their authorized representatives pursuant to Sections 112 and 113 of the Act, as the case maybe, to attend the AGM through VC/ OAVM or to vote through remote e-voting are requested to send a certified copy of the Board Resolution to the Scrutinizer by e-mail at tml.scrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

6.

Only registered members (including the holders of ‘A’ Ordinary Shares) of the Company may attend and vote at the AGM through VC/OAVM facility. The holders of the American Depositary Receipts (the ‘ADR’) of the Company shall not be entitled to attend the said AGM. However, the ADR holders are entitled to give instructions for exercise of voting rights at the said Meeting through the Depositary, to give or withhold such consent, to receive such notice or to otherwise take action to exercise their rights with respect to such underlying shares represented by each such ADR. A brief statement, as to the manner in which such voting instructions may be given, is being sent to the ADR holders by the Depositary.

7.	In case of joint holders, the member whose name appears as the first holder in the order of names as per the Register of Members of the Company will be entitled to vote at the AGM.

8.	Members attending the AGM through VC/OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Act.

368	75th Integrated Annual Report 2019-20

9.

The members can join the AGM in the VC/OAVM mode 30 minutes before and 15 minutes after the scheduled time of the commencement of the Meeting by following the procedure mentioned in the Notice. Members will be able to view the proceedings on e-voting website of National Securities Depository Limited (‘NSDL’) at www.evoting.nsdl.com. The facility of participation at the AGM through VC/OAVM will be made available to at least 1,000 members on a first come first served basis as per the MCA Circulars.

10.

In line with the General Circular No. 20/2020 dated May 5, 2020, issued by the MCA and the SEBI Circular, Notice of the AGM along with the Annual Report 2019-20 is being sent only through electronic mode to those members whose email addresses are registered with the Company/Depositories. The Notice of AGM and Annual Report 2019-20 are available on the Company’s website viz. www.tatamotors.com and may also be accessed from the relevant section of the websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively. The AGM Notice is also on the website of NSDL at www.evoting.nsdl.com

11.

Electronic copies of all the documents referred to in the accompanying Notice of the AGM and the Explanatory Statement shall be made available for inspection. During the 75th AGM, members may access the scanned copy of Register of Directors and Key Managerial Personnel and their shareholding maintained under Section 170 of the Act; the Register of Contracts and Arrangements in which Directors are interested maintained under Section 189 of the Act; the certificate from the Statutory Auditors of the Company stating that the Company has implemented the Tata Motors Limited Employees Stock Option Scheme 2018 (‘Scheme’) in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014; and the special resolution passed by the members of the Company approving the Scheme on August 3, 2018. Members desiring inspection of statutory registers and other relevant documents may send their request in writing to the Company at inv_rel@tatamotors.com

12.

As per the provisions of Section 72 of the Act, the facility for making nomination is available for the members in respect of the shares held by them. Members who have not yet registered their nomination are requested to register the same by submitting Form No. SH-13. The said form can be downloaded from the Members’ Referencer available on the Company’s website under Investor resources. Members are requested to submit the said details to their Depository Participants in case the shares are held by them in electronic form and to the Company’s Registrar and Transfer Agent (‘RTA’) in case the shares are held by them in physical form, quoting your folio number.

13.

Members holding shares in physical form, in identical order of names, in more than one folio are requested to send to the Company’s RTA, the details of such folios together with the share certificates for consolidating their holdings in one folio. A consolidated share certificate will be issued to such members after making requisite changes.

14.

To prevent fraudulent transactions, members are advised to exercise due diligence and notify the Company of any change in address or demise of any member as soon as possible. Members are also advised to not leave their demat account(s) dormant for long. Periodic statement of holdings should be obtained from the concerned Depository Participant and holdings should be verified from time to time.

15.	Non-Resident Indian members are requested to inform the Company’s RTA immediately of:

a)	Change in their residential status on return to India for permanent settlement.

b)	Particulars of their bank account maintained in India with complete name, branch, account type, account number and address of the bank with pin code number, if not furnished earlier.

16.

Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details/NECS/ mandates, nominations, power of attorney, change of address/ name, Permanent Account Number (‘PAN’) details, etc. to their Depository Participant only and not to the Company’s RTA. Changes intimated to the Depository Participant will then be automatically reflected in the Company’s records which will help the Company and its RTA provide efficient and better service to the members.

In case of members holding shares in physical form, such information is required to be provided to the Company’s RTA in physical mode, after restoring normalcy or in electronic mode at csg-unit@tsrdarashaw.com, as per instructions mentioned in the form. The said form can be downloaded from the Members’ Referencer available on the Company’s website under Investor resources.

Members’ Referencer giving guidance on securities related matters is put on the Company’s website and can be accessed at link: https://www.tatamotors.com/investors/

17.

SEBI HAS MANDATED SUBMISSION OF PAN BY EVERY PARTICIPANT IN THE SECURITIES MARKET. MEMBERS HOLDING SHARES IN ELECTRONIC FORM ARE, THEREFORE, REQUESTED TO SUBMIT THEIR PAN DETAILS TO THEIR DEPOSITORY PARTICIPANTS. MEMBERS HOLDING SHARES IN PHYSICAL FORM ARE REQUESTED TO SUBMIT THEIR PAN DETAILS TO THE COMPANY’S RTA.

18.

As per Regulation 40 of the SEBI Listing Regulations, as amended, transfer of securities would be carried out in dematerialised form only with effect from April 1, 2019, except in case of transmission or transposition of securities. However, members can continue to hold shares in physical form. In view of the same and to eliminate all risks associated with physical shares and for ease of portfolio management, members holding shares in physical form are requested to consider converting their holdings to dematerialized form. Members can contact the Company’s RTA for assistance in this regard.

19.

Members are requested to note that, dividends if not encashed for a consecutive period of 7 years from the date of transfer to Unpaid Dividend Account of the Company, are liable to be transferred to the Investor Education and Protection Fund (‘IEPF’). The shares in respect of such unclaimed dividends are also liable to be transferred to the demat account of the IEPF Authority. In view of this, members are requested to claim their dividends from the Company, within the stipulated timeline. The members, whose unclaimed dividends/shares have been transferred to IEPF, may claim the same by making an application to the IEPF Authority in Form No. IEPF-5 available on www.iepf.gov.in.

20.

To support the ‘Green Initiative’, members who have not yet registered their email addresses are requested to register the same with their DPs in case the shares are held by them in electronic form and with the Company’s RTA in case the shares are held by them in physical form.

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21.

The Company has made special arrangement with the RTA and NSDL for registration of e-mail addresses in terms of the MCA Circulars for members who wish to receive the Annual Report along with the AGM Notice electronically and to cast the vote electronically. Eligible members whose e-mail addresses are not registered with the Company/ DPs are required to provide the same to RTA on or before 5:00 p.m. IST on Monday, August 17, 2020 pursuant to which, any member may receive on the e-mail address provided by the member the Notice of this AGM along with the Annual Report 2019-20 and the procedure for remote e-voting along with the login ID and password for remote e-voting.

(i)	Process for registration of email addresses with RTA is as under:

i.	For members who hold shares in demat mode:

a)	Visit the link https://green.tsrdarashaw.com/ green/events/login/el

b)	Enter the DP ID & Client ID, PAN details and captcha code.

c)	System will verify the Client ID and PAN details.

d)	On successful verification, system will allow you to enter your e-mail address and mobile number.

e)	Enter your e-mail address and mobile number.

f)	The system will then confirm the e-mail address for the limited purpose of servicing the Notice of this AGM along with the Annual Report 2019-20.

ii.	For members who hold shares in physical mode:

a)	Visit the link https://green.tsrdarashaw.com/ green/events/login/el

b)	Enter the physical Folio Number, PAN details and captcha code.

c)	In the event the PAN details are not available on record, member to enter one of the share certificate’s number.

d)	System will verify the Folio Number and PAN details or the share certificate number.

e)	On successful verification, system will allow you to enter your e-mail address and mobile number.

f)	Enter your e-mail address and mobile number.

g)	If PAN details are not available, the system will prompt the member to upload a self-attested copy of the PAN card.

h)	The system will then confirm the e-mail address for the purpose of servicing the Notice of this AGM along with the Annual Report 2019-20.

NSDL will e-mail the Notice of this AGM along with the Annual Report 2019-20 as also the remote e-voting user ID and password, within 48 hours of successful registration of the e-mail address by the member. In case of any queries, members may write to csg-unit@tsrdarashaw.com or evoting@nsdl.co.in.

(ii)

Registration of e-mail address permanently with RTA/DP: Members are requested to register the email address with their concerned DPs, in respect of shares held in demat mode and with RTA, in respect of shares held in physical mode, by writing to them. Further, those members who have already registered their e-mail addresses are requested to keep their e-mail addresses validated/updated with their DPs / RTA to enable servicing of notices / documents / Annual Reports and other communications electronically to their e-mail address in future.

(iii)

Alternatively, those members who have not registered their email addresses are required to send an email request to evoting@nsdl.co.in along with the following documents for procuring user id and password for e-voting for the resolutions set out in this Notice:

•

In case shares are held in physical mode, please provide Folio No., Name of shareholder, scanned copy of the share certificate (front and back), self-attested scanned copy of PAN card, self-attested scanned copy of Aadhar Card.

•

In case shares are held in demat mode, please provide DPID-Client ID (8 digit DPID + 8 digit Client ID or 16 digit beneficiary ID), Name, client master or copy of Consolidated Account statement, self-attested scanned copy of PAN card, self-attested scanned copy of Aadhar Card.

22.	VOTING BY MEMBERS:

A.

In compliance with the provisions of Section 108 of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended), Regulation 44 of the SEBI Listing Regulations (as amended), MCA Circulars and the SEBI Circular, the Company is providing its members the facility to exercise their right to vote on resolutions proposed to be considered at the AGM by electronic means (by using the electronic voting system provided by NSDL) either by (a) remote e-voting prior to the AGM (as explained at ‘para F’ herein below) or (b) remote e-voting during the AGM (as explained at ‘para G’ below) Instructions for members for attending the AGM through VC/OAVM are explained at ‘para H’ below.

B.

The voting rights of the Ordinary Shareholders shall be in the same proportion to the paid up ordinary share capital and in case of voting rights on the ‘A’ Ordinary Shares, the holder shall be entitled to one vote for every ten ‘A’ Ordinary Shares held.

C.

A person, whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the depositories as on Tuesday, August 18, 2020 (‘the cut-off date’), shall be entitled to vote in respect of the shares held, by availing the facility of remote e-voting prior to the AGM or remote e-voting during the AGM.

D.

The members can opt for only one mode of remote e-voting i.e. either prior to the AGM or during the AGM. The members present at the Meeting through VC/OAVM who have not already cast their vote by remote e-voting prior to the Meeting shall be able to exercise their right to cast their vote by remote e-voting during the Meeting. The members who have cast their vote by remote e-voting prior to the AGM are eligible to attend the Meeting but shall not be entitled to cast their vote again.

E.

The Board of Directors has appointed Mr P N Parikh (Membership No. FCS 327) and failing him; Ms Jigyasa Ved (Membership No. FCS 6488) and failing her; Mr Mitesh Dhabliwala (Membership No. FCS 8331) of M/s Parikh & Associates, Practicing Company Secretaries, as the Scrutinizer to scrutinize the remote e-voting process, in a fair and transparent manner.

370	75th Integrated Annual Report 2019-20

F.	INSTRUCTIONS FOR REMOTE E-VOTING PRIOR TO THE AGM

Any person, who acquires shares of the Company and becomes a member of the Company after dispatch of the Notice and holding shares as of the cut-off date i.e. Tuesday, August 18, 2020, may obtain the login ID and password by sending a request at evoting@nsdl.co.in.

The remote e-voting period starts on Saturday, August 22, 2020 (9.00 a.m. IST) and ends on Monday, August 24, 2020 (5.00 p.m. IST). Remote e-voting shall be disabled by NSDL at 5:00 p.m. on August 24, 2020 and members shall not be allowed to vote through remote e-voting thereafter. Once the vote on a resolution is cast by the member, the member shall not be allowed to change it subsequently.

The way to vote electronically on NSDL e-voting system consists of ‘Two Steps’ which are mentioned below:

Step 1 : Log-in to NSDL e-voting system

i.	Visit the e-voting website of NSDL. Open web browser by typing the URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.

ii.	Once the home page of e-voting system is launched, click on the icon ‘Login’ which is available under ‘Shareholders’ section.

iii.	A new screen will open. You will have to enter your User ID, your Password and a Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDeAS, you can log-in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log in to NSDL eservices after using your log in credentials, click on e-voting and you can proceed to step 2 i.e. Cast your vote electronically.

iv.	Your User ID details will be as per details given below:

a)

For members who hold shares in demat account with NSDL: 8 Character DP ID followed by 8 Digit Client ID (For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******).

b)	For members who hold shares in demat account with CDSL: 16 Digit Beneficiary ID (For example if your Beneficiary ID is 12************** then your user ID is 12**************).

c)

For members holding shares in Physical Form: EVEN Number followed by Folio Number registered with the Company (For example, for members holding Ordinary Shares, if folio number is 001*** and EVEN is 113072 then user ID is 113072001***. For members holding ‘A’ Ordinary Shares, if folio number is 001*** and EVEN is 113073 then user ID is 113073001***).

v.	Your password details are given below:

a)	If you are already registered for e-voting, then you can use your existing password to login and cast your vote.

b)

If you are using NSDL e-voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

c)	How to retrieve your ‘initial password’?

If your email ID is registered in your demat account or with the Company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.

vi.	If you are unable to retrieve or have not received the ‘initial password’ or have forgotten your password:

a)	Click on ‘Forgot User Details/Password?’ option available on www.evoting.nsdl.com (If you are holding shares in your demat account with NSDL or CDSL).

b)	Click on ‘Physical User Reset Password?’ option available on www.evoting.nsdl.com (If you are holding shares in physical mode).

c)

If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address.

d)	Members can also use the OTP (One Time Password) based login for casting the votes on the e-voting system of NSDL.

vii.	After entering your password, tick on ‘I hereby agree to all Terms and Conditions’.

viii.	Click on ‘Login’ button.

ix.	After you click on the ‘Login’ button, Home page of e-voting will open.

Step 2 : Cast your vote electronically on NSDL e-voting system

i.	After successful login at Step 1, you will be able to see the Home page of e-voting. Click on e-voting.

ii.	Click on Active Voting Cycles. You will be able to see all the companies ‘EVEN’ in which you are holding shares and whose voting cycle is in active status.

iii.	Select ‘EVEN’ of the Company for casting your vote:

a.	EVEN for Ordinary Shares is 113072.

b.	EVEN for ‘A’ Ordinary Shares is 113073.

iv.	Now you are ready for e-voting as the Voting page opens.

v.	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on ‘Submit’ and also ‘Confirm’ when prompted.

vi.	Upon confirmation, the message ‘Vote cast successfully’ will be displayed.

vii.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

viii.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

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G.	INSTRUCTIONS FOR REMOTE E-VOTING DURING AGM

i.	The procedure for remote e-voting during the AGM is same as the instructions mentioned above for remote e-voting since the Meeting is being held through VC/OAVM.

ii.

The Chairman shall, at the AGM, at the end of discussion on the resolutions on which voting is to be held, allow voting, by use of remote e-voting system for all those members who will be present in the AGM through VC/OAVM facility but have not cast their vote on the resolutions by availing the remote e-voting facility and are otherwise not barred from doing so. The remote e-voting module during the AGM shall be disabled by NSDL for voting 15 minutes after the conclusion of the Meeting.

General Guidelines for Shareholders

•

Institutional/corporate Shareholders (i.e. other than individuals, HUF, NRI, etc.) are required to send a scanned copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter, etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by email to tml.scrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

•

It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the ‘Forgot User Details/Password?’ or ‘Physical User Reset Password?’ option available on www.evoting.nsdl.com to reset the password.

•

In case of any queries/grievances pertaining to remote e-voting (prior to and/or during the AGM), you may refer to the Frequently Asked Questions (‘FAQs’) for Shareholders and e-voting user manual for Shareholders available in the ‘Downloads’ section of www.evoting.nsdl.com or call on toll free number: 1800-222-990 or send a request at evoting@nsdl.co.in or contact Ms. Pallavi Mhatre, Manager, NSDL at the designated email IDs: evoting@nsdl.co.in or pallavid@nsdl.co.in or at telephone nos. 91 22 2499 4545 / 1800-222-990.

H.	INSTRUCTIONS FOR MEMBERS FOR ATTENDING AGM THROUGH VC / OAVM

i.

Members will be provided with a facility to attend the AGM through VC/OAVM through the NSDL e-voting system and they may access the same at https://www.evoting.nsdl.com under the Shareholders/ members login by using the remote e-voting credentials, where the EVEN of the Company will be displayed. On clicking this link, the members will be able to attend and participate in the proceedings of the AGM. Please note that the members who do not have the User ID and Password for e-voting or have forgotten the User ID and Password may retrieve the same by following the remote e-voting instructions mentioned in the notice to avoid last minute rush. Further, members may also use the OTP based login for logging into the e-voting system of NSDL.

ii.

Members may join the Meeting through Laptops, Smartphones, Tablets and iPads for better experience. Further, members will be required to use Internet with a good speed to avoid any disturbance during the Meeting. Members will need the latest version of Chrome, Safari, Internet Explorer 11, MS Edge or Firefox. Please note that participants connecting from Mobile Devices or Tablets or through Laptops connecting via mobile hotspot may experience Audio/Video loss due to fluctuation in their respective network. It is therefore recommended to use stable Wi-Fi or LAN connection to mitigate any glitches.

iii.

Members are encouraged to submit their questions in advance with regard to the financial statements or any other matter to be placed at the AGM, from their registered email address, mentioning their name, DP ID and Client ID number /folio number and mobile number, to reach the Company’s email address inv_rel@tatamotors.com on or before 5.00 p.m. (IST) on Saturday, August 22, 2020. Queries that remain unanswered at the AGM will be appropriately responded by the Company at the earliest post the conclusion of the AGM.

iv.

Members who would like to express their views/ ask questions as a speaker at the Meeting may pre-register themselves by sending a request from their registered email address mentioning their names, DP ID and Client ID/folio number, PAN and mobile number at inv_rel@tatamotors.com between Wednesday, August 19, 2020 (9:00 a.m. IST) and Saturday, August 22, 2020 (5:00 p.m. IST). Only those members who have pre-registered themselves as a speaker will be allowed to express their views/ask questions during the AGM. The Company reserves the right to restrict the number of speakers depending on the availability of time for the AGM.

v.

Members who need assistance before or during the AGM may contact NSDL on evoting@nsdl.co.in or 1800-222-990 or contact Mr Amit Vishal, Senior Manager – NSDL at amitv@nsdl.co.in or call on +91 22 2499 4360.

23.	DECLARATION OF RESULTS ON THE RESOLUTIONS:

•

The Scrutinizer shall, immediately after the completion of the scrutiny of the e-voting (votes cast during the AGM and votes cast through remote e-voting), not later than 48 hours from the conclusion of the AGM, submit a consolidated Scrutinizer’s report of the total votes cast in favour and against the resolution(s), invalid votes, if any, and whether the resolution(s) has/have been carried or not, to the Chairman or a person authorized by him in writing.

•

The result declared along with the Scrutinizer’s Report shall be placed on the Company’s website www.tatamotors.com and on the website of NSDL www.evoting.nsdl.com immediately after the result is declared. The Company shall simultaneously forward the results to BSE Limited and National Stock Exchange of India Ltd., where the securities of the Company are listed.

•	Subject to the receipt of requisite number of votes, the Resolutions shall be deemed to be passed on the date of the Meeting i.e. August 25, 2020.

372	75th Integrated Annual Report 2019-20

Explanatory Statement

The Explanatory Statement pursuant to Section 102 of the Companies Act, 2013 (‘the Act’), given hereunder sets out all material facts relating to the special business mentioned at Item Nos. 4 to 7 of the accompanying Notice dated July 31, 2020.

Item Nos. 4 and 5

The members will recall having approved, at the 71st Annual General Meeting held on August 9, 2016 by way of Special Resolution, the appointment of Mr Guenter Butschek as the Chief Executive Officer and Managing Director (‘Mr Butschek’ or ‘MD’) of the Company for a tenure of 5 years commencing from February 15, 2016, including the terms of his remuneration as summarised below:

Remuneration:

a)	Salary: €27,500 per month (rupee equivalent at the applicable rate on the date of payment);

b)	Benefits, perquisites and allowances, including retirement benefits; and

c)	Incentive Remuneration in the form of Performance Bonus and Long Term Incentive.

Minimum Remuneration: Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the term of the MD, the Company has no profits or its profits are inadequate, the Company will pay to the MD, remuneration by way of basic salary, benefits, perquisites and allowances, incentive remuneration and retirement benefits as specified above.

Details of remuneration are given at Point II.4. of ‘The statement containing additional information as required under Schedule V of the Act’ under the head ‘Remuneration proposed’. For the detailed terms of Mr Butschek’s remuneration, a copy of the Notice of the AGM held on August 9, 2016, can also be accessed by the members on the following link: https://www.tatamotors.com/investors/annual-reports/?annual_report_search=annual_report_ search&areport_year=2016

The above remuneration approved at the time of his appointment was commensurate with the remuneration of expatriates appointed at CEO/MD level of similar sized multinationals taking into consideration the responsibilities shouldered by him, was based on his past remuneration and was subjected to peer level benchmarks for global automotive OEMs as per survey conducted by Aon Hewitt, an independent consultant.

Mr Butschek, being a German citizen and non-resident of India, his appointment alongwith appropriate disclosure of his terms of remuneration was approved by the Central Government.

Payment of remuneration to Mr Butschek for the period from February 15, 2016 to March 31, 2019 was well within the statutory limits/limits approved by the members, the details of which can be referred at Point II.2. of ‘The statement containing additional information as required under Schedule V of the Act’ under the head ‘Past Remuneration’.

Pursuant to the provisions of Section 197 read with Schedule V of the Act, in respect of the payment of managerial remuneration in case of no profits or inadequacy of profits as calculated under Section 198 of the Act, the Company may pay such remuneration over the ceiling limit as specified in Schedule V, provided the members’ approval by way of a Special Resolution has been taken for payment of Minimum Remuneration for a period not exceeding 3 years.

Consequently, the payment of Minimum Remuneration would require fresh members’ approval, in the event of inadequacy of profits in the 4th and 5th year of Mr Butschek’s tenure, i.e. for the period from February 15, 2019 to February 14, 2021. Considering that the Company had adequate profits for FY 2018-19, the said members’ approval is required for the period April 1, 2019 to February 14, 2021.

Accordingly, and in conformity and furtherance to the members’ special resolution passed at the AGM held on August 9, 2016, the approval of the members is now being sought for:

•	ratifying the payment of Minimum Remuneration to Mr Guenter Butschek, Chief Executive Officer and Managing Director due to losses for FY 2019-20 and the consequent waiver of recovery of the Minimum Remuneration that is in excess of the prescribed limit as contained in proposed resolution at Item no. 4 of this Notice; and

•	payment of Minimum Remuneration to Mr Guenter Butschek, Chief Executive Officer and Managing Director in case of inadequacy of profits during FY 2020-21 as contained in proposed resolution at item no. 5 of this Notice.

A.	In respect of item no. 4 of the Notice dealing with the payment of Minimum Remuneration to Mr Butschek for FY 2019-20, it is stated that:

1.

The Company recorded a loss for FY 2019-20 of ₹7,453.98 crores on a standalone basis (without Joint Operations). The Company incurred a loss of ₹7,083.20 crores for FY 2019-20 as calculated under Section 198 of the Act for the payment of Managerial Remuneration as per the provisions of Section 197 read with Schedule V of the Act and the rules thereunder. For details on relevant profits under the Act please refer to point no. 4 in the ‘General Information’.

2.

Pursuant to the provisions of Section 197 read with Schedule V of the Act, in case of no profits or inadequacy of profits calculated under Section 198 of the Act, the Company may pay remuneration in excess of the ceiling limit specified in Schedule V of the Act, subject to the members’ approval by way of a Special Resolution, compliance of disclosure requirements and other conditions stated therein.

3.

Any sums paid in excess of the said statutory limit become refundable to the Company and until such sums become refundable, they are held in trust for the Company by the director, unless the Company waives recovery of the said amount by way of a Special Resolution passed by the members. As per the Company’s budget/business plan for FY 2019-20 approved by the Board in March 2019, the Company was expected to have adequate profits for FY 2019-20 and therefore no resolution was passed in the previous AGM held in 2019. As permissible and pursuant to Section 197(10) of the Act, the approval of members is now being sought.

It may be noted that as per the terms of the agreement with Mr Butschek, the following Long Term Incentives (‘LTIP’) have been approved by the Board based on the recommendations of the Nomination and Remuneration Committee (‘NRC’) in the previous years which have been accrued in the books of accounts in the respective years and would be due and paid upon Mr Butschek fulfilling his responsibilities for remainder of his term:

Integrated Report | Statutory Reports > Notice | Financial Statements	373

•	LTIP for FY 2017-18: ₹5,46,38,060/- (€6,60,000) are due and payable in April 2021.

•	LTIP for FY 2018-19: ₹4,91,74,254/- (€5,94,000) are due and payable in April 2022.

•	LTIP for FY 2019-20: ₹1,39,88,261/- (€1,65,000) are due and payable in April 2023, subject to the approval of the members.

4.	The following is the calculation for payment of remuneration to Mr Butschek in view of absence of profits/ losses for FY 2019-20:

(a) Mr Butschek’s Remuneration for FY 2019-20	₹	19,27,58,245
(b) Amounts not to be considered for limits as per Schedule V	₹	1,83,55,975
(c) Maximum limit prescribed under Schedule V on his remuneration	₹	2,81,87,396	#
(d) Performance bonus and LTIP for FY 2019-20 recommended by NRC and Board but not paid, being in excess of prescribed limits (subject to members’ approval)	₹	2,79,76,522
(e) Excess Paid beyond prescribed Schedule V limit [(e) = (a)-(b)-(c)-(d)]	₹	11,82,38,352

#	The maximum limit prescribed is calculated based on the Effective Capital of ₹16,437.40 crores as per Schedule V of the Act.

5.	The performance highlights for FY 2019-20 were as follows:

•	The FY 2019-20 was most challenging year for automobile industry in a decade, as sales fell across vehicle segments. The Indian Economy registered a slowdown in GDP during FY 2019-20 and is estimated at 4.2% as compared to 6.1% in FY 2018-19. According to data released by SIAM, the Indian automotive industry (Passenger Vehicles and Commercial Vehicles) recorded a 20.3% decline in domestic sales as compared to a 5.9% growth in FY 2018-19. The Passenger Vehicle and Commercial Vehicle segments declined by 17.3% and 30.0%, respectively in FY 2019-20 as compared to a growth of 2.8% and 17.1%, respectively in FY 2018-19.

•	Our turnaround initiatives had started delivering results. This was witnessed by an industry leading EBITDA margin of 11% for CV business in FY 2018-19 and breakeven EBITDA for PV business in FY 2018-19 and positive free cash flows in FY 2017-18 and FY 2018-19. Despite robust turnaround actions taken, we were severely impacted by unprecedented shocks in external environment including weak consumer sentiment and subdued demand, rising cost of vehicle ownership, liquidity stress, sharp economic slowdown, transition to BSVI and higher capacity in the CV industry arising from the new axle load norms. As a result, for standalone business, our wholesale volumes witnessed a decline of 35%, while our revenues declined by 37% in FY 2019-20 as compared to FY 2018-19. The CV business witnessed a decline of 34% in wholesale volumes and 39% decline in revenues, however we managed to gain market share by 240 bps and 180 bps in MHCV and ILCV segments, respectively. The PV business witnessed a decline of 37% in wholesale volumes and decline of 28% in revenues in FY 2019-20 as compared to FY 2018-19.

With focused actions on improving ecosystem viability and cash conservation, we managed to end the year with a successful transition into BSVI, with almost negligible BSIV inventory and delivered positive free cash flows for H2 FY 2019-20 despite all challenges.

•	While we had started witnessing green shoots in the economy by Q3 FY 2019-20, the outbreak of COVID-19 pandemic towards the end of the year has significantly magnified the pre-pandemic challenges. Steps taken to contain its spread such as complete lockdown of the country brought economic activities to a standstill and impacted consumption and investment.

•	As a result of COVID-19 pandemic, our profitability has been significantly impacted by approximately ₹500 crores and free cash flows have been impacted by approximately ₹2,000 crores in FY 2019-20.

B.	In respect of item no. 5 of the Notice dealing with the payment of Minimum Remuneration to Mr Butschek in case of no/inadequacy of profits for FY 2020-21, it is stated that:

6.

The unprecedented weak trends witnessed on account of COVID-19 pandemic in Q4 FY 2019-20 continued in Q1 FY 2020-21. While the overall performance of automotive industry is likely to remain subdued in FY 2020-21, we expect a gradual recovery from H2 FY 2020-21 on the backdrop of rural recovery, normal monsoon, overall interventions from the RBI and government, and gradual easing of lockdowns. Considering the sharp drop in volumes during the past few quarters, it would be a matter of time for the Company to regain volumes in line with the built-up capacities.

7.

The Company’s leadership continues to play a key role in launching new products and variants and strategic and restructuring initiatives that are being taken to make the Company more agile and FutuReady to take advantage of the opportunities that would be available on the economic revival. A cash improvement programme of ₹6,000 crores (including a cost savings programme of ₹1,500 crores) has been called out. Members’ attention is being drawn to the Management Discussion and Analysis section for the various steps being taken to mitigate risks and improve performance. The Company may however end FY 2020-21 with no/inadequate profits as calculated for payment of Managerial Remuneration as per the provisions of Sections 197 and 198 read with Schedule V of the Act.

THE STATEMENT CONTAINING ADDITIONAL INFORMATION AS REQUIRED UNDER SCHEDULE V OF THE ACT

I.	General Information

1.	Nature of Industry:

The Company is mainly engaged in the business of manufacture, assembly and sale of automobile products consisting of all types of commercial and passenger vehicles, including spare parts.

2.	Date or expected date of commencement of commercial production:

The Company was incorporated on September 1, 1945 and on receipt of Commencement of Business Certificate on November 20, 1945, the Company had since commenced its business.

374	75th Integrated Annual Report 2019-20

3.	In case of new companies, expected date of commencement of activities as per project approved by financial institutions appearing in the prospectus:

Not Applicable

4.	Financial Performance based on given indicators:

										(₹ in crores)
Particulars	FY 2019-20		FY 2018-19		FY 2017-18		FY 2016-17		FY 2015-16
	Standalone	Consolidated	Standalone	Consolidated	Standalone	Consolidated	Standalone	Consolidated	Standalone	Consolidated
Revenue from Operations (Gross)	42,963.03	2,61,067.97	67,611.07	301,938.40	57,258.60	2,95,409.34	48,319.90	274,492.12	46,646.67	2,80,096.72
Profit/(Loss) for the year	(7,453.98)	(11,975.23)	1,903.94	(28,724.20)	(1,266.19)	9,091.36	2,597.62	7,556.56	234.23	11,129.61
Profit/(Loss) under Sec. 198	(7,083.20)	NA	396.12	NA	(1,511.32)	NA	(2,564.03)	NA	(464.10)	NA

Note: Above amounts are extracted from financial statements of the Company on consolidated and standalone basis (without Joint Operations) for the respective financial year. The financial statement for FY 2015-16 is prepared as per Indian GAAP.

It may be noticed from the above table that there is significant reduction in its operating performance and financial results in FY 2019-20, primarily due to macro factors such as subdued demand, slow economic growth, liquidity stress, low freight availability to cargo operators and increased axle load norms (relevant for commercial vehicles). Additionally, the Company reduced its stocks with retail acceleration to achieve a smooth transition to BSVI. The transition to BSVI has been seamless despite the turmoil situation with BSIV ecosystem inventory near zero as at March 31, 2020. The Company has posted negative EBITDA of ₹256 crores in FY 2019-20 as compared to positive ₹4,995 crores in FY 2018-19 on standalone basis. New product launches have been stepped up, particularly in the Passenger Vehicle business with the launch of Nexon EV, Altroz and Harrier in FY 2019-20. Further, in order to deleverage the Company to reduce the borrowing costs, the Company has issued equity and convertible warrants on preferential allotment basis to the Promoters of ₹6,494 crores of which ₹3,892 crores has been raised.

Tata Motors’ Standalone financial performance reflects negative results as compared to previous year’s profit as stated above under Section 198 of the Act. Tata Motors’ Consolidated financial performance continues to show improvements (except for Q4 FY 2019-20 due to COVID-19).

5.	Foreign Investment or collaborations, if any:

The Company has not entered into any material foreign collaboration and no direct capital investment has been made in the Company. Foreign investors, mainly comprising FIIs and ADR holders, are investors in the Company on account of past issuances of securities and secondary market purchases.

II.	Information about the Appointee

1.	Background details:

Aged 59, Mr Guenter Butschek is a graduate in Business Administration and Economics with a diploma from the University of Cooperative Education Stuttgart, Germany, with wide and varied experience in business in the aerospace and the automobile industries leading industrial strategies, operational excellence, leading turnaround initiatives and large scale business transformations and setting the footprint for future profitable growth. Before joining Tata Motors, he has worked in the Airbus Group, Daimler AG and Mercedes-Benz AG in Stuttgart, Germany for over three decades in various positions and functions across geographies. He has optimized manufacturing footprints, aligned end-to-end demand and supply chains and improved global operating systems. He led joint ventures, created partnerships with social partners (trade unions), private and public authorities, fostering a culture of teaming, agility and accountability.

Mr Butschek is a managerial person functioning in a professional capacity, in terms of Schedule V, Part II Section II clause (B) as he is not having any interest in the capital of the Company or its holding company or any of its subsidiaries directly or indirectly or through any other statutory structures and does not have any direct or indirect interest nor is related to the directors or promoters of the Company or its holding company or any of its subsidiaries at any time, before or on or after the date of appointment and possesses graduate level qualification with expertise and specialised knowledge in the field in which the Company operates.

2.	Past remuneration:

						(₹ in lakhs)
Particulars	FY 2019-20		FY 2018-19	FY 2017-18	FY 2016-17	Feb 15, 2016 to March 31, 2016
Salary	259.67		266.88	250.80	241.88	31.36
Perquisites and Allowances (includes payment in lieu of pension) (1)	1,222.12		1,410.46	1,294.39	1,314.06	377.05
Commission, Bonus and Performance Linked Incentive	279.76	(2)	922.72	1,066.66	670.18	92.12
Retirals	166.03		32.02	30.10	29.03	3.76

Total Remuneration Payable(3)	1,927.58		2,632.08	2,641.95	2,255.15	504.29

Less: Permissible Deductions under Schedule V	183.56		NA	NA	NA	NA

Total Remuneration under Schedule V	1,744.02		NA	NA	NA	NA

Integrated Report | Statutory Reports > Notice | Financial Statements	375

						(₹ in lakhs)
Particulars	FY 2019-20		FY 2018-19	FY 2017-18	FY 2016-17	Feb 15, 2016 to March 31, 2016
Less: Permissible Limit Payable by a Company with inadequate profits	281.87		NA	NA	NA	NA

Waiver of Excess Remuneration Paid	1,182.38	(4)	NA	NA	NA	NA

Profit/(Loss) as per Section 198	(7,08,320.15)		39,611.89	(1,51,132.31)	(2,56,403.03)	(46,410.38)

(1)	Includes joining allowance as well as relocation allowance for FY 2015-16 which are related to his joining.
(2)	Performance bonus and LTIP for FY 2019-20 recommended by NRC and Board (subject to members’ approval) but not paid.
(3)

There is no change in the € denominated remuneration of Mr Butschek, except for performance linked bonus and long term Incentives, during the five financial years. The change in ₹ amount is mainly on account of foreign exchange conversion into Rupees. (Euro rate fluctuates from ₹75.37 on March 31, 2016 to ₹82.63 on March 31, 2020). The exchange rates used for remuneration are conversion rate on the date of actual payment.

(4)	Does not include Performance bonus and LTIP for FY 2019-20 recommended by NRC and Board (subject to members’ approval) but not paid.

Mr Butschek is not entitled to any stock options under the Tata Motors Limited Employees Stock Options Scheme, 2018.

3.	Job profile and his suitability:

Mr Butschek is the Chief Executive Officer and Managing Director (the ‘MD’) of the Company since February 15, 2016 and is entrusted with the overall responsibility of Tata Motors’ operations in India and international markets (but excluding Jaguar Land Rover operations). Mr Butschek provides Tata Motors with profound knowledge in complex restructuring/turnaround programs and cultural transformation initiatives by filling in critical skill gaps, onboarding employees and creating ownership in the organization. His leadership creates international teams and fosters a culture of cross-functional teamwork, agility and accountability. Taking into consideration the size of the Company, the complex nature of its operations, the strategic and operational restructuring and transformation required and Mr Butschek’s broad functional and general management skills, his rich global experience of growing organizations and developing new markets, the Board has considered Mr Butschek suitable for this position. Also as a Director, he is nominated on the Board of certain strategic subsidiary companies. It may be noted that the Company or its subsidiaries does not additionally compensate him in any manner for these additional activities.

As may be seen from the Company’s financials briefly stated in point no. 4 under the heading ‘General Information’ stated above, the Company’s standalone performance since Mr Butschek’s joining for FY 2017-18 and FY 2018-19 has substantially improved. Some major steps taken by the Company under Mr Butschek’s leadership are summarised in point no. 2 under the heading ‘Other Information’ given below.

Taking into consideration, the qualifications, varied experience and achievements, the Board had bestowed upon Mr Butschek, the responsibilities of CEO and Managing Director of the Company and continues to consider him suitable for the position.

4.	Remuneration proposed:

In accordance with the terms of appointment approved by the members at the 71st Annual General Meeting held on August 9, 2016, the Company proposes to:

•	ratify payment of Minimum Remuneration to Mr Butschek due to absence of profits for FY 2019-20 as elaborated in the proposed resolution at item no. 4 of the Notice as well as information provided in point no. 2 pertaining to ‘Past Remuneration’.

•	pay Minimum Remuneration to Mr Butschek in case of absence/inadequacy of profits during FY 2020-21 as elaborated in the proposed resolution at item no. 5 of the Notice.

In monetary terms the remuneration for the 2 years period is given hereunder:

		(₹ in Lakhs)
Particulars	FY 2019-20	FY 2020-21
Salary	259.67	238.60
Perquisites and Allowances#	1,222.12	1,134.02
Commission, Bonus and Performance Linked Incentive	279.76	795.32	*
Retirals	166.03	143.16

Total Remuneration	1,927.58	2,311.10

#	Certain Perquisites and Allowances are based on realistic assumptions.
*	Estimated at €550,000 on achievement of target at 100%. The Agreement provides a range from €550,000 to €825,000 each for performance bonus and LTIP.

(The remuneration is denominated in € converted into ₹ on the date of payment. The Foreign Exchange rate for all future payments of remuneration is assumed at a constant of 1€=₹82.63 (rate as on the date of payment for March 2020). The remuneration for FY 2020-21 is estimated on similar basis as FY 2019-20 but is pro-rated for a period of 10.5 months i.e. upto February 14, 2021).

5.

Comparative remuneration profile with respect to industry, size of the Company, profile of the position and person (in case of expatriates the relevant details would be with respect to the country of his origin):

Remuneration of Mr Butschek has been subjected to peer level benchmarks with the help of survey conducted by Aon Hewitt, an independent global compensation consultant. The proposed remuneration is commensurate with the prevailing level for position of Business Leaders of global automobile companies who are nationals of US or Europe and serve as CEO/MD which represents suitable talent market for the incumbent. The table below illustrates the requisite comparative data of the CEO/MD remuneration in the global automotive companies:

Total Cost to Company (‘TCC’) with Long Term Incentive				(₹ in Lakhs)
10th percentile	25th percentile	Median	75th percentile	90th percentile
2522	2933	5014	8600	9873

(Data Source: Aon Hewitt CEO Comp Benchmarking Report July 2020)

376	75th Integrated Annual Report 2019-20

6.	Pecuniary relationship directly or indirectly with the Company, or relationship with the managerial personnel, if any:

Except for drawing remuneration in his professional capacity, there is no other pecuniary relationship with the Company or with the managerial personnel of the Company.

7.	Results, Recognition and Awards:

•

Greater empowerment within Business Units by creation of Product Line structure, greater customer facing roles in frontline leading to improved customer centricity, agility and accountability in operations to streamline supply bottlenecks and address product development issues.

•

Strong all round business performance in FY 2017-18 and FY 2018-19. Market share gains in M&HCV, ILCV in FY 2019-20. PV reached EBITDA breakeven in FY 2018-19 with significant contribution from margin improvement. Business was free cash flow positive in FY 2017-18, FY 2018-19 & H2 FY 2019-20, before being impacted by external challenges. ImpACT projects came into full force by FY 2017-18, contributing to ~ 50% of Turnaround targeted cost savings, supported by exceptional contribution to bottom-line by cost reduction efforts.

•

TIAGO continues to be highly acclaimed with its successful run, having received 18 industry awards. Nexon, India’s safest car received 5-star GNCAP rating followed by similar rating for Altroz. Tiago and Tigor became the safest cars in their respective segments with 4-star GNCAP rating. We have been instrumental in setting new benchmarks in safety standards for the industry.

•	Customer metrics (NPS, CSI) improved significantly - PVBU achieved Rank 2 (highest score ever) in JDP CSI (Customer Satisfaction Index) for a third consecutive year in FY 2019-20.

•

After the setback in FY 2016-17 due to unexpected Supreme court ruling on BSIV transition, we were much better prepared on achieving successful BSVI transition. Through focused action plans, we achieved a successful BSVI transition despite several headwinds.

•	The manufacturing plants achieved higher levels in WCQ (World Class Quality) and quantum improvements in productivity levels (in the range of 300-350 MOP).

•	In FY 2018-19 the Company was adjudged as the 2nd Most Attractive brand by ET and the Most Trusted Automotive Brand by Brand Equity.

•	TML awarded the Golden Peacock Award for CSR and emerged as one of the eight Sustainability Leaders globally on the Dow Jones Sustainability Index 2018.

•	The Company was amongst the top 10 companies in BSE 100 companies evaluated by IiAS on the Indian Corporate Governance Scorecard in FY 2017-18 and FY 2018-19.

•	Strategic intervention on gender diversity launched -Women @ Work- to create an encouraging and unbiased environment of equity and equality, unlocking the potential of our women colleagues.
•	Ranked 31st out of 2,000 and 5th among global automobile manufacturers in Forbes World’s Best Regarded Companies 2019.

III.	Other Information

1.	Reasons of loss or inadequate profits:

Members are requested to refer to point no. 5 of A and 6 of B above in the Explanatory Statement providing reasons for weak financial performance.

2.	Steps taken or proposed to be taken for improvement:

•

The Company has taken various initiatives, to maintain its leadership, improve market share and financial performance. It has been aggressively pursuing and implementing its strategies to improve volumes and reduce costs and improve cash flows, launch of new products with advanced technologies, (particularly in passenger vehicles) coupled with sale, service, marketing campaigns and customer engagement programs.

•

As the need of the hour the team raised the bar from ‘Transformation’ as long term change initiative to an immediate ‘Turnaround’ with a focus on business and performance improvements, rigorous cost reductions in FY 2017-18. As a result, the Company turned positive just after two quarters, followed with PV’s EBITDA breakeven in FY 2018-19. The Company achieved an overall positive PBT in FY 2018-19. The Company has generated positive free cash flow in FY 2017-18 and FY 2018-19 consecutively as a result of the ‘Turnaround’ strategy.

•

FY 2019-20 was a transition year to BSVI. The Company has focused on system stock reduction through retail acceleration thereby enabling a smooth transition to BSVI. As a result the Company has achieved the target of zero BSIV vehicle stock at the end of FY 2019-20.

•

Under his leadership, the Company has taken a comprehensive set of actions to strengthen its business fundamentals through focused network engagements, enhancing customer experience, thrust on rural programs and improving working capital management. On the International front, the Company proposes to aggressively pursue its traditional markets as also enter recently opened potential markets. The organization had set out its journey in 2016 to secure a sustainable future. Some of the major initiatives driven by Mr Butschek for the urgently required transformation and to implement structural positive changes have been:

Strategy & Business

•

to drive focused interventions, high impact projects across the organization, wherein fully dedicated senior leaders and cross-functional teams were assigned with 4 angles of attack – intense topline focus, agile cost management, customer centricity and structural process improvements. ImpACT (Improvement by Action) was launched in Sep’16 and delivered promising savings in the short and medium term.

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•

recognizing the need of a corporate brand identity, ‘Connecting Aspirations’ was announced and cascaded in FY 2017-18 to develop a common brand purpose and communication strategy connecting instantly with all stakeholders.

•	rationalising a wide supplier base into a solid base in terms of its technical and commercial capabilities delivering significant improvement in quality, cost and agility.

•	Subsidiary clean ups are underway, unlocking cash from non-core investments.

•

as demonstrated thought leadership, the Company shifted the industry’s paradigm from wholesale to retail reporting in order to align production to retail unleashing working capital and supporting dealers’ profitability. This shift helped to achieve ‘Mission Zero’ in FY 2019-20 - an all-time low vehicle inventory along the entire value chain in transition to BSVI.

Product Portfolio

•

After a hiatus of nearly 4 years, the back-to-back product launches in PV and CV had a rejuvenation effect for the Tata Motors brand supporting the topline focus gaining market share across all categories.

•

Alfa & Omega - the two new, globally competitive architectures in PV were launched with Altroz and Harrier were the first products coming out from these architectures respectively, representing the ‘new Tata Motors’ focus on leveraging investments, de-risking launches, building economies of scale by commonality and addressing new segments with agility. Prior to this Tiago, Hexa, Tigor, Nexon, have been well received under the new Impact 1.0 design philosophy, customer centric features and product reliability and have been duly refreshed over time.

•

On the CV side new products launched included the Xenon Yodha in Jan’17 to capture market share in the highly competitive and growing Pick-up segment. CV continued its aggression with launch of Ace Gold, the Ultra range of trucks (India’s first modular platform, with 14 variants) and buses, Intra in SCVs. The Company was the first to implement the revised axle load regulations for M&HCV truck segment.

•

Fueling the e-mobility aspirations, leading the industry in supporting Govt.’s Vision, a full range of xEV solutions, e.g., hybrid, electric, fuel cell and LNG bus portfolio, has been developed highlighting state of art in-house engineering capabilities. The Company launched Nexon EV in FY 2019-20, leading the Indian EV market in the personal segment. A comprehensive EV ecosystem Tata UniEVerse launched in FY 2019-20 providing a unique collaboration platform (‘One Tata’) for Tata companies to leverage mutual competencies to support e-mobility in India.

•	The Company has upgraded its entire CV portfolio, complying with BS VI emission norms, ranging from sub-1 tonne to 55 tonne GVW with
140+ type approvals and 19 engines (including alternate fuel options). The Company has also launched its ‘New Forever’ range, with 12 exhibits exemplifying the Impact design 2.0 across Cars and Utility Vehicles.

People and Culture

Major HR initiative include Organizational Effectiveness (OE) in April 2017 to bring speed, simplicity and agility in the organization with a leaner and more efficient Organization Structure - key characteristics: 5 instead of 14 management layers, consequent delegation of authority, fully accountable product lines; LOOP (Performance and Leadership Management System) to align the organization on the Board approved Corporate targets, drive performance and leadership development in a structured, annual cycle. Special communication and engagement forums introduced, e.g., CEO’s Roundtable (Regional Rounds) with dealers, key customers, and employees (focused group discussions), ‘Coffee and Conversation’ launched in 2020 for engaging with top talents. All these provide a good feedback mechanism to improve the organization’s processes and to foster a culture of ‘speak up’ and engagement.

Future Focus

The following will be the areas of focus in the future:

•

PV aspirations have been set out to ‘Win Sustainably’, while we aim to ‘Win Proactively in the EV space. We aim for our PV unit to fully realise potential and strengthen the business over the long-term, the Board in-principle approved to subsidiarise the Company’s PV and EV business. This is the first step in securing mutually beneficial strategic alliances that provide access to products, architectures, powertrains, new age technologies and capital.

•	CV is getting ready to Win decisively as the demand recovers through BCP development and deployment, strong stakeholder collaboration and enhanced customer engagement and support.

•

Next wave of transformation underway with Data Analytics, Industry 4.0, Logistics 4.0, and Digitalization. A comprehensive CX transformation for the PV business in digital and Reimagining Frontend program is also underway.

•

With continuing focus on CESS (Connected, Electric, Shared and Safe) and mobility services, the Company to ensure the right set of skills and competencies to master the transformation from physical to digital.

•	Engineering Efficiency project has been launched to improve return on capex, establish a portfolio cycle planning process, optimise work load capacity and improve new product development process.

•	The Company will soon undergo a Talent retention plan and Culture building exercise to energize and engage the workforce and build future leadership.

378	75th Integrated Annual Report 2019-20

•

Mr Butschek is leading the Company in a major strategic and operational transformation for significant and sustained improvement in the overall business and financial performance comprehensively covering all areas of the Company’s operations like strategy, platform and product strategy, manufacturing, supply chain, employee and managerial productivity, cost reduction & efficiency improvements, improved effectiveness in sales & marketing and customer satisfaction/relationships and breakthrough improvements in achieving world class quality standards.

•	A cash improvement programme of ₹6,000 crores (including a cost savings programme of ₹1,500 crore) has been called out. Actions are underway to significantly deleverage Tata Motors Group.

The Company expects to successfully navigate the headwinds faced by auto-industry.

3.	Expected increase in productivity and profits in measurable terms:

The Company is focused extensively on right sizing the business and operational improvements through various strategic projects for operational excellence, cost cutting and quality initiatives. On the International front, the Company proposes to aggressively pursue its traditional markets as also enter recently opened markets. The results of these initiatives are likely to be felt in the coming years. Though the Automobile Industry is witnessing a continued slowdown, in anticipation of revival of the overall economy in future, the aforesaid steps taken / to be taken by the Company as mentioned in point no. 2 of ‘Other Information’ is expected to significantly improve the Company’s performance and profitability.

It may be pertinent to note that the members’ approval for payment of minimum remuneration if not received, this critical position may become vacant, which at this juncture, may jeopardize the Company’s performance in the upcoming commercial vehicle business unit cyclical upturn and the opportunities that would be available post the COVID Pandemic restart and demand fulfilment.

The NRC currently comprising of three directors viz. Mr Om Prakash Bhatt, Independent Director (as NRC Chairman), Ms Hanne Sorensen, Independent Director and Mr N Chandrasekaran, Non-Executive Chairman of the Board, reviews and recommends the changes in the remuneration on a yearly basis. This review is based on the Balance Score Card that includes the performances of the Company and the individual director on certain defined qualitative and quantitative parameters such as volumes, EBITDA, cash flows, cost reduction initiatives, safety, strategic initiatives and special projects as decided by the Board vis-à-vis targets set in the beginning of the year. This review also takes into consideration the benchmark study undertaken by reputed independent HR agencies on comparative industry remuneration and practices. The decisions taken at the NRC and the Board are within the broad framework of remuneration as approved by the members.

The Company remains committed to pursue the long term interest of all stakeholders, including the Company’s members and employees. It is necessary to balance this with recruiting and retaining industry proven management team through the long term. This involves ensuring that the Company’s leadership and talent base is appropriately remunerated, notwithstanding cyclical phases. This is particularly important when the Company has ongoing significant turnaround and growth strategies under execution.

Taking into consideration the above and the terms of appointment (including payment of Minimum Remuneration) agreed with Mr Butschek as previously approved by the members of the Company at the AGM held on August 9, 2016 and based on the recommendations of the NRC, the Board of Directors have on June 15, 2020 and July 31, 2020, accorded their approvals to the said proposals. The Board recommends the Special Resolutions set out at Item Nos. 4 and 5 of the Notice for approval by the members.

Electronic copies of the Agreement executed by the Company with Mr Butschek setting out the terms and conditions of his appointment, the Articles of Association of the Company, relevant resolutions passed at the Board and Committee Meetings referred to in the resolutions would be available for inspection by the members. Please refer to the note given in the Notice on inspection of documents.

Accordingly, members’ approval is sought by way of Special Resolutions for payment of Minimum Remuneration to Mr Butschek as set out in the said resolutions.

The Company has not defaulted in payment of dues to any bank or public financial institution or non-convertible debenture holders or other secured creditor.

Except for Mr Butschek and/or his relatives, no other Director, Key Managerial Personnel or their respective relatives are, in any way, concerned or interested, financially or otherwise, in the said resolutions.

Item No. 6

In line with its global aspirations, the Company has undertaken / would undertake projects/establishments in and outside India for setting up manufacturing facilities, showrooms, service centers and offices as branch offices of the Company. Whilst generally and to the extent possible, the Company would appoint its auditors for the said branch offices, in some cases/jurisdictions it may not be possible/practical to appoint them and the Company would be required to appoint an accountant or any other person duly qualified to act as an auditor of the accounts of the said branch offices in accordance with the laws of that country. To enable the Directors to appoint Branch Auditors for the purpose of auditing the accounts of the Company’s Branch Offices outside India (whether now existing or as may be established), necessary authorisation of the members is being obtained in accordance with the provisions of Section 143 of the Act, in terms of the Resolution at Item No. 6 of the Notice.

The Board recommends the Ordinary Resolution set out at Item No. 6 of the Notice for approval by the members.

None of the Directors, Key Managerial Personnel or their relatives are, in any way, concerned or interested, financially or otherwise, in the said resolution.

Item No. 7

Pursuant to Section 148 of the Act read with the Companies (Audit and Auditors) Rules, 2014, as amended from time to time, the Company is required to have audit of its cost records for specified products conducted by a Cost Accountant. Based on the recommendation of the Audit Committee, the Board had, at its meeting held on May 15, 2020, approved the re-appointment of M/s Mani & Co. (Firm Registration No. 000004) as the Cost Auditors of the Company to conduct audit of cost records maintained by the Company, pertaining to the relevant products prescribed under the Companies (Cost Records and Audit) Rules, 2014, for FY 2020-21 at a remuneration of ₹5,00,000/- (Rupees Five Lakh Only) plus applicable taxes, out-of-pocket and other expenses.

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It may be noted that the records of the activities under Cost Audit is no longer prescribed for ‘Motor Vehicles but applicable to certain parts and accessories thereof’. However, based on the recommendations of the Audit Committee, the Board has also approved the appointment of M/s Mani & Co. for submission of reports to the Company on cost records pertaining to these activities for a remuneration of ₹20,00,000 (Rupees Twenty Lakh Only) plus applicable taxes, out-of-pocket and other expenses for the said financial year.

In accordance with the provisions of Section 148 of the Act read with Rule 14 of the Companies (Audit and Auditors) Rules, 2014, as amended from time to time, ratification for the remuneration payable to the Cost Auditors to audit the cost records of the Company for the said financial year by way of an Ordinary Resolution is being sought from the members as set out at Item No. 7 of the Notice.

M/s Mani & Co. have furnished a certificate dated May 9, 2020 regarding their eligibility for appointment as Cost Auditors of the Company. They have vast experience in the field of cost audit and have conducted the audit of the cost records of the Company for previous years under the provisions of the Act.

The Board recommends the Ordinary Resolution set out at Item No. 7 of the Notice for approval by the members.

None of the Directors, Key Managerial Personnel or their relatives are, in any way, concerned or interested, financially or otherwise, in the said resolution.

By Order of the Board of Directors

HOSHANG K SETHNA

Company Secretary

FCS No: 3507

Mumbai, July 31, 2020

Registered Office:

Bombay House, 24, Homi Mody Street, Mumbai 400 001

Tel: +91 22 6665 8282;

Email: inv_rel@tatamotors.com; Website: www.tatamotors.com

CIN: L28920MH1945PLC004520

380	75th Integrated Annual Report 2019-20

ANNEXURE TO NOTICE

Details of Director seeking re-appointment in the forthcoming Annual General Meeting

[Pursuant to Regulations 26(4) and 36(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard-2 on General Meetings] [Similar details have been provided for Mr Guenter Butschek, CEO and Managing Director, though not mandated under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard-2 on General Meetings]

Particulars	Dr Ralf Speth	Mr Guenter Butschek

Director	03318908	07427375
Identification Number (DIN)

Date of Birth / Age	September 9, 1955	October 21, 1960
	64 years	59 years

Date of first appointment on the Board	November 10, 2010	February 15, 2016

Educational Qualification	Dr Speth holds a degree in Engineering from Rosenheim University, Germany, Doctorate of Engineering in Mechanical Engineering and Business Administration from Warwick University.	Mr Butschek graduated in Business Administration and Economics with a diploma from the University of Cooperative Education Stuttgart, Germany.

Experience (including expertise in specific functional areas) / Brief Resume	Wide experience in areas of production, quality and product planning. Dr Speth was appointed to the post of Chief Executive Officer at Jaguar Land Rover on February 18, 2010. Having served BMW for 20 years, he joined Ford Motor Company’s Premier Automotive Group as Director of Production, Quality and Product Planning	Mr Butschek is the Chief Executive Officer and Managing Director of the Company. Mr Butschek has over three decades of global experience in international automotive management across multiple functions such as production, industrialisation and procurement. Besides Daimler AG, he has worked in the Airbus Group as its Chief Operating Officer and a member of the Group Executive Committee.

Directorships held in other companies and entities

•   Jaguar Land Rover Limited, UK.

•   Jaguar Land Rover Automotive Plc, UK.

•   Jaguar Land Rover Holdings Limited, UK.

•   The Society of Motor Manufacturers & Traders Limited, UK.

•   Bladon Jets, UK.

•   Spark44 (JV) Limited, UK.

•   ACEA- Brussels and Belgium.

•   Confederation of British Industry, UK.

•   Jaguar Racing Limited, UK.

•   Jaguar Land Rover Ventures Limited.

•   Tata Sons Private Limited.

•   Advisory Board Director of British American Business.

•   Tata Cummins Private Limited.

•   Tata Daewoo Commercial Vehicles Limited.

•   Tata Hitachi Construction Machinery Company Private Limited.

•   Tata Motors European Technical Centre Plc.

•   Tata Technologies Limited.

Memberships/ Chairmanships of Committees across companies and entities	NIL

•   Tata Motors Limited - Member of Stakeholders’ Relationship Committee; Safety, Health and Sustainability Committee; Corporate Social Responsibility Committee and Risk Management Committee.

•   Tata Hitachi Construction Machinery Company Private Limited - Chairman of Remuneration Committee.

•   Tata Technologies Limited - Member of Nomination and Remuneration Committee.

•   Tata Motors European Technical Centre Plc.- Member of Remuneration Committee.

Relationship with other Directors/Key Managerial Personnel	Not related to any Director / Key Managerial Personnel of the Company.	Not related to any Director / Key Managerial Personnel of the Company.

No. of shares held in the Company either by self or on a beneficial basis for any other person	NIL	NIL

For details regarding the number of meetings of the Board/Committees attended by the above Directors during the year and remuneration drawn/ sitting fees received, please refer to the Boards’ Report and the Corporate Governance Report forming part of the Annual Report.